FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of February, 2002

Mountain Province Diamonds Inc. (formerly Mountain Province Mining Inc.)
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No ____________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date March 6, 2002

By: Pradeep Varshney
[Print] Name: Pradeep Varshney
Title: Chief Financial Officer

C:\My Documents\MTNPROV\6K\MPVForm6K.doc

Mountain Province Diamonds Inc.

Empire Towers I
3633 E. Inland Empire Blvd., Suite 465
Ontario, CA 91764
Phone: (909) 466-1411
Fax: (909) 466-1409
http://www.mountainprovince.com
e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

February 13, 2002 **OTCBB: MPVI**
TSE: MPV

DE BEERS STARTS BULK SAMPLE PROGRAM OF MOUNTAIN PROVINCE DIAMONDS' HEARNE AND 5034 DIAMOND PIPES

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the bulk sample program of the Hearne and 5034 diamond pipes has commenced. The purpose of the sampling program is to extend the sampling program initiated last winter, and so increase the confidence in, and accuracy of, revenue modeling via an enhanced understanding of diamond size and frequency distributions and diamond values. High value diamonds have a large impact on any revenue per tonne calculations, so their frequency of occurrence needs to be determined more accurately than is currently the case. The aim of the sampling program is to recover at least 2,000 carats and the program is estimated to cost C$10 million. The Hearne and 5034 kimberlite pipes are two of the largest and have the two highest values per tonne of the five diamondiferous bodies in the cluster at Kennady Lake, located within the joint-venture's AK claims in the Northwest Territories of Canada.

De Beers reported the modeled revenues per carat for the diamonds recovered from the 1999 and 2001 bulk samples of the Hearne and 5034 diamond pipes in the December 18, 2001, news release. More importantly, De Beers observed that a population of high quality, top color diamonds exists amongst the diamonds recovered. Specifically, the 9.9-carat diamond recovered from the 5034 pipe is such a diamond and was valued at US $60,000. The occurrence of these high quality, top color diamonds supports De Beers' decision to extend the bulk sampling of these two pipes started last year, this winter. Last years program was partially curtailed because of unfavorable weather conditions resulting in fewer holes drilled than originally planned. Now a larger more representative diamond parcel will be recovered. The frequency of occurrence of these particular diamonds can then be determined with more accuracy. These high quality top color diamonds have a significant impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and accuracy of the revenue per carat modeling. These high quality diamonds offer upside potential to the values per carat. The recovery of additional large valuable diamonds, like the 9.9 carat diamond, increases the probability that these stones could occur regularly during production.

Drilling has started on the first hole into the 5034 pipe. A total of 4 to 5 large diameter drill holes is planned into each pipe in order to recover at least 2,000 carats. The same drill (24 inch diameter) as was used last year is being used and was still on site as was some of the supporting equipment. Additional equipment was flown in using a Hercules aircraft. A second drill will be brought to the site via the ice road originating in Yellowknife. It is anticipated that this ice road will be completed by the end of February.

Exploration of several areas on the AK claims will start in March. The work is anticipated to consist of ground penetrating radar (GPR), ground geophysics and drilling. Most of the work is planned to take place in the MZ Lake area where several diamondiferous sills were discovered last year. A detailed news release will be issued once the exploration plans are finalized and the work has started.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com **E-mail:** MtnProvInvRel@worldnet.att.net

Mountain Province Diamonds Inc.

Empire Towers I
3633 E. Inland Empire Blvd., Suite 465
Ontario, CA 91764
Phone: (909) 466-1411
Fax: (909) 466-1409
http://www.mountainprovince.com
e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

February 13, 2002

OTCBB: MPVI
TSE: MPV

DE BEERS STARTS BULK SAMPLE PROGRAM OF MOUNTAIN PROVINCE DIAMONDS' HEARNE AND 5034 DIAMOND PIPES

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the bulk sample program of the Hearne and 5034 diamond pipes has commenced. The purpose of the sampling program is to extend the sampling program initiated last winter, and so increase the confidence in, and accuracy of, revenue modeling via an enhanced understanding of diamond size and frequency distributions and diamond values. High value diamonds have a large impact on any revenue per tonne calculations, so their frequency of occurrence needs to be determined more accurately than is currently the case. The aim of the sampling program is to recover at least 2,000 carats and the program is estimated to cost C$10 million. The Hearne and 5034 kimberlite pipes are two of the largest and have the two highest values per tonne of the five diamondiferous bodies in the cluster at Kennady Lake, located within the joint-venture's AK claims in the Northwest Territories of Canada.

De Beers reported the modeled revenues per carat for the diamonds recovered from the 1999 and 2001 bulk samples of the Hearne and 5034 diamond pipes in the December 18, 2001, news release. More importantly, De Beers observed that a population of high quality, top color diamonds exists amongst the diamonds recovered. Specifically, the 9.9-carat diamond recovered from the 5034 pipe is such a diamond and was valued at US $60,000. The occurrence of these high quality, top color diamonds supports De Beers' decision to extend the bulk sampling of these two pipes started last year, this winter. Last years program was partially curtailed because of unfavorable weather conditions resulting in fewer holes drilled than originally planned. Now a larger more representative diamond parcel will be recovered. The frequency of occurrence of these particular diamonds can then be determined with more accuracy. These high quality top color diamonds have a significant impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and accuracy of the revenue per carat modeling. These high quality diamonds offer upside potential to the values per carat. The recovery of additional large valuable diamonds, like the 9.9 carat diamond, increases the probability that these stones could occur regularly during production.

Drilling has started on the first hole into the 5034 pipe. A total of 4 to 5 large diameter drill holes is planned into each pipe in order to recover at least 2,000 carats. The same drill (24 inch diameter) as was used last year is being used and was still on site as was some of the supporting equipment. Additional equipment was flown in using a Hercules aircraft. A second drill will be brought to the site via the ice road originating in Yellowknife. It is anticipated that this ice road will be completed by the end of February.

Exploration of several areas on the AK claims will start in March. The work is anticipated to consist of ground penetrating radar (GPR), ground geophysics and drilling. Most of the work is planned to take place in the MZ Lake area where several diamondiferous sills were discovered last year. A detailed news release will be issued once the exploration plans are finalized and the work has started.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (CDNX:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com **E-mail:** MtnProvInvRel@worldnet.att.net

Interim Consolidated Financial Statements of

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Three months and nine months ended December 31, 2001 and 2000

Unaudited

Prepared by Management

INTERIM REPORT

To Our Shareholders,

Summary

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK claims located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beers Canada Exploration Inc. ("De Beers Canada") formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to 60% interest in the AK claims by taking the property to commercial production.

De Beers Canada completed a major bulk sample of the 5034, Tuzo, Hearne and Tesla pipes on April 6th, 1999. The modeled grades and modeled revenues ($ per carat) for the 5034, Hearne and Tuzo pipes were reported in early 2000. De Beers used these values in a desktop study to evaluate the cost of a conventional open pit mine of the three pipes.

The desktop study showed that whilst the modeled rate of return for the mining of the three main diamond pipes, namely the 5034, Hearne and Tuzo, is below the rate of return needed to proceed to the next phase of work an increase in diamond revenues of only approximately 15% is needed to advance the project to the feasibility stage. The quickest way to achieve this increase is to carry out additional bulk sampling of the two highest value pipes (the Hearne and 5034) in order to significantly increase the number of diamonds available for valuation purposes. A C$10 million bulk sample program started in March 2001 and was completed in May 2001. The modeled diamond values were reported on December 18th, 2002. The modeled values are down slightly from those reported for the 1999 bulk sample, but are consistent with or less than the drop in values in the rough diamond market. The 9.9 carat diamond recovered from the 5034 pipe is of high quality and top color and was valued at approximately US$60,000. De Beers is planning to bulk sample the 5034 and Hearne pipes this winter in order to recover more high quality diamonds. Drilling started on February 13th, 2002.

AK Project

The purpose of the 2001 bulk sample was to significantly increase the number of diamonds available for valuation purposes. The larger number of diamonds available will increase the confidence in and the accuracy of the revenue per carat (value per carat) modeling and will hopefully positively impact the overall revenue per carat estimate. De Beers completed the winter 2001 bulk sample program of the Hearne and 5034 kimberlite pipes in early May. The 1,665 carats that were recovered from both pipes (to a 1.5mm lower cut-off) plus the diamonds recovered from the 1999 bulk sample were all valued, based on August 2001 diamond prices, at The Diamond Trading Company (DTC) in London. The De Beers Mineral Resources Estimation Department in Johannesburg has used these values for both bulk samples to update the modeled revenue per carat for each pipe.

De Beers has recently changed the way diamond values are reported to the Company to make them comparable to the values reported by other Canadian diamond mining companies. To compare the 1999 and the current values, 10% has to be added to the 1999 values. The average revenue per carat for the 5034 pipe based on the August 2001 values is US$65.50 for the combined 1999 and 2001 parcels, compared to the adjusted US$69.30 value for the 1999 bulk sample. Similarly the average revenue per carat for the Hearne pipe is US$63.30 compared to the adjusted US$71.50 value for the 1999 bulk sample. According to analysts and industry sources, the prices of rough diamonds have fallen by an average of around 20% during the recession of the past year and at least 10% since late 1999. The decreases in value for the diamonds from the 5034 and Hearne pipes are thus consistent with or less than the large drop in the rough diamond market values.

The 9.9 carat diamond recovered from the 5034 pipe this past winter is of high quality and top color and was valued by the DTC at approximately US$60,000. The Company's consultant, Overseas Diamonds N.V. from Antwerp, Belgium valued representative parcels of the diamonds at the DTC in November. Their values for selected parcels were within several percent of the De Beers' values for those same parcels.

It was observed at the DTC that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds has let De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes is now needed. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. These high quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. These high quality diamonds offer upside potential to the values per carat. The occurrence of the very valuable 9.9 carat stone poses the possibility that these stones could occur regularly during production.

Drilling started on the first hole into the 5034 pipe on February 13th. A total of 4 to 5 large diameter drill holes is planned into each pipe in order to recover at least 2,000 carats. The same drill (24 inch diameter) as was used last year is being used and was still on site as was some of the supporting equipment. Additional equipment was flown in using a Hercules aircraft. A second drill will be brought to the site via the ice road originating in Yellowknife. It is anticipated that this ice road will be completed by the end of February. The cost of the program is estimated at C$10 million.

Exploration

The management committee consisting of representatives from the Company and De Beers that was formed after the release of the desktop study in August 2000, decided upon a strategy with two main components to advance the project. The first component was bulk sampling of the two main pipes to recover additional diamonds. The second component was an aggressive exploration program aimed at adding to the existing resource. Any additional kimberlite discoveries would change the economics of the project and if of sufficient value positively impact the modeled rate of return.

During the 1999 winter program kimberlite sills (approximately horizontal sheet-like kimberlite body) were discovered in MZ Lake located in the central part of the AK claims, approximately 20 km northwest of Kennady Lake. During the 2001 winter program seven holes were drilled and several more sills were discovered and five of them were determined to be diamondiferous. Further drilling in these areas would be needed to better define the extent and thicknesses of the diamondiferous sills as well as give a better idea of how diamondiferous they are.

Exploration of several areas on the AK claims will start in March. The work is anticipated to consist of ground penetrating radar (GPR), ground geophysics and drilling. Most of the work is planned to take place in the MZ Lake are where several diamondiferous sills were discovered last year. A detailed news release will be issued once the exploration plans are finalized and the work has started.

Financing

A private placement was closed on December 6th, 2001. A total of 1,636,912 units were issued to five purchasers at a price of CDN $0.58 per unit to raise gross proceeds of CDN $949,409. Each unit comprises one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of CDN $0.58 per share for three years.

The proceeds will be used for general working capital.

Financial Results

The Company's loss for the nine months ended December 31, 2001 totalled $1,185,737 or $0.026 per share compared to $1,466,023 or $0.034 per share for the nine months ended December 31, 2000. The Company's loss for the three months ended December 31, 2001 totalled $316,357 or $0.007 per share compared to $383,228 or $0.008 per share for the three months ended December 31, 2000.This 19% and 17% decrease in loss respectively was because of various cost constraints implemented by the Company. The $1,185,737 loss included $125,782 spent in maintaining the Company's wholly owned subsidiary Mountain Glen Mining Inc.

On December 31, 2001, the Company had $843,209 in cash and cash equivalents compared to $1,082,193 on March 31, 2001. On December 31, 2001 the Company had a working capital position of $605,217 compared to $903,452 on March 31, 2001.

During the nine months ended December 31, 2001 the Company did not incur any expenditures on the exploration of the AK-CJ property. Since March 8, 2000 De Beers Canada has been bearing all expenditures for the AK-CJ project. During the nine months ended December 31, 2001 exploration work costing $53,077 was done on the Rabbit Tracks property in Manitoba. The Government of Manitoba reimbursed $11,597 of these costs. Thus the net costs to the Company amounted to $41,480. During the three months ended December 31, 2001 the Company's 50% share of the exploration costs on the Baffin Island property amounted to $2,976.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President
February 20, 2002

This report may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this report as a result of numerous factors, some of which are outside of the control of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Balance Sheets

	December 31, 2001	March 31, 2001
	(unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 843,209	$ 1,082,193
Accounts receivable	33,624	32,499
Marketable securities	36,260	36,260
Advances and prepaid expenses	18,394	55,914
Total current assets	931,487	1,206,866
Assets held for sale	100,000	100,000
Mineral properties	1,628,822	1,599,822
Deferred exploration	31,492,926	31,448,470
Capital assets	66,098	77,647
Total assets	$ 34,219,333	$ 34,432,805
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 212,298	$ 202,944
Due to related parties	100,394	95,110
Taxes payable	13,578	5,360
Total current liabilities	326,270	303,414
Shareholders' equity:		
Share capital (note 2)	53,470,446	52,521,037
Deficit	(19,577,383)	(18,391,646)
Total shareholders' equity	33,893,063	34,129,391
Total liabilities and shareholders' equity	$ 34,219,333	$ 34,432,805

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

"Paul Shatzko" Director *"Jan W. Vandersande"* Director

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Operations and Deficit

(Unaudited-Prepared by Management)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Nine months ended December 31, 2001	Nine months ended December 31, 2000
Revenue:				
Interest	$ 723	$ 18,948	$ 10,866	$ 46,815
Expenses:				
Amortization	4,825	6,802	14,534	22,539
Capital taxes	-	-	(15,600)	3,000
Interest and bank charges	522	1,072	1,856	3,412
General and administration	308,733	392,678	1,185,813	1,481,022
Property evaluation	-	-	-	10,000
Gain on sale of marketable securities	-	-	-	(19,135)
	314,080	400,552	1,186,603	1,500,838
Loss before income taxes	(313,357)	(381,604)	(1,175,737)	(1,454,023)
Income tax expense	3,000	1,624	10,000	12,000
Loss for the period	(316,357)	(383,228)	(1,185,737)	(1,466,023)
Deficit, beginning of period	(19,261,026)	(16,414,369)	(18,391,646)	(15,331,574)
Deficit, end of period	$ (19,577,383)	$ (16,797,597)	$ (19,577,383)	$ (16,797,597)
Loss per share	$(0.007)	$(0.008)	$(0.026)	$(0.034)
Weighted average number of shares outstanding	46,693,098	45,710,459	46,363,654	43,648,652

See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Cash Flows

(Unaudited-Prepared by Management)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Nine months ended December 31, 2001	Nine months ended December 31, 2000
Cash provided by (used in):				
Cash flows provided by (used in) operating activities:				
Loss for the period	$(316,357)	$(383,228)	$(1,185,737)	$(1,466,023)
Items not involving cash:				
Amortization	4,825	6,802	14,534	22,539
Gain on sale of marketable securities	-	-	-	(19,135)
Changes in non-cash operating working capital:				
Accounts receivable	(9,911)	1,926	(1,125)	(39,184)
Advances and prepaid expenses	2,874	(324)	37,520	1,151
Accounts payable and accrued liabilities	(24,462)	(100,355)	9,354	(698,086)
Due to related parties	(143)	(312,361)	5,284	(140,286)
Taxes payable	1,225	1,624	8,218	(13,376)
Cash flows used in operating activities	(341,949)	(785,916)	(1,111,952)	(2,352,400)
Cash flows provided by (used in) investing activities:				
Advances to Klondike Gold Mining Corp.	-	-	-	(60,634)
Deferred exploration costs	(2,976)	(4,873)	(56,053)	(102,850)
Reimbursement of exploration costs by government	11,597	-	11,597	-
Amalgamation costs	-	-	-	(402,931)
Purchase of capital assets	-	(3,168)	(3,774)	(15,108)
Proceeds from sale of capital assets	789	-	789	-
Proceeds on sale of marketable securities	-	-	-	63,908
Cash received on acquisition of Glenmore Highlands	-	-	-	11,102
Cash flows used in investing activities	9,410	(8,041)	(47,441)	(506,513)
Cash flows provided by financing activities:				
Shares issued for cash, net of issue costs	902,409	1,056,080	920,409	2,236,480
Increase (decrease) in cash and cash equivalents	569,870	262,123	(238,984)	(622,433)
Cash and cash equivalents, beginning of period	273,339	1,096,212	1,082,193	1,980,768
Cash and cash equivalents, end of period	$843,209	$1,358,335	$ 843,209	$1,358,335
Non-cash transactions:				
Acquisition of Glenmore Highlands Inc. for issuance of 15,980,962 shares (note 3)	-	-	-	$17,305,214
Acquisition of Rabbit Tracks, Manitoba property for issuance of 50,000 shares	-	-	$29,000	-

See accompanying notes to interim consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Interim Consolidated Statements of Deferred Exploration

(Unaudited – Prepared by Management)

	Three months ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000
Exploration				
Airborne & geophysical survey	-	-	28,764	22,750
Consulting & other professional services	2,307	2,636	6,083	60,506
Filing fee	669	-	669	-
Linecutting	-	-	12,000	-
Sampling & processing	-	-	-	2,779
Travel, transportation & supplies	-	2,237	8,537	16,815
Deferred Exploration for the period	2,976	4,873	56,053	102,850
Reimbursement of costs by government	(11,597)	-	(11,597)	-
Deferred Exploration beginning of period	31,501,547	31,451,379	31,448,470	31,353,402
Deferred Exploration, end of period	$31,492,926	$31,456,252	$31,492,926	$31,456,252

All deferred exploration costs incurred and reimbursements during the three and nine month periods ended December 31, 2001 related to the Company's Rabbit Tracks property in Manitoba, except for $2,976 of costs incurred during the three months ended December 31, 2001 which related to the Company's Baffin Island property.

See accompanying notes to interim consolidated financial statements.

1. ***Significant Accounting Policies:***

These interim consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended March 31, 2001.

2. **Share Capital:**

(a) Issued and fully paid:

	Number of shares	Amount
Balance, March 31, 2001	62,166,188	$69,337,518
Issued for cash pursuant to:		
Exercise of stock options	30,000	18,000
Private placement	1,636,912	949,409
Share issue costs	-	(47,000)
Issued pursuant to:		
Acquisition of mineral property	50,000	29,000
	63,883,100	70,286,927
Less shares owned by subsidiary	(16,015,696)	(16,816,481)
Balance, December 31, 2001	47,867,404	$53,470,446

2. Share Capital (continued):

(b) Stock options and share purchase warrants

During the nine months ended December 31, 2001, the Company granted to its directors, employees and a consultant the following options to purchase common shares:

Number of options	Exercise prices	Expiry date
70,000	$1.01	May 7, 2003
100,000	$1.01	May 7, 2006
750,000	$1.25	May 11, 2006
750,000	$1.50	May 11, 2006
175,000	$0.67	Dec. 21, 2006

During the nine months ended December 31, 2001 options to purchase 261,700 shares expired unexercised, options to purchase 89,336 shares were cancelled, and an option to purchase 30,000 shares was exercised.

On December 31, 2001 the Company had 3,661,000 stock options outstanding and had the following share purchase warrants outstanding:

(i) To purchase 983,666 shares at a price of $0.80 per share until September 15, 2002
(ii) To purchase 880,066 shares at a price of $0.80 per share until October 24, 2002
(iii) To purchase 1,636,912 shares at a price of $0.58 per share until December 6, 2004

3. Business combination:

During the year ended March 31, 2001, the Company incorporated a new wholly owned subsidiary ("Mountain Glen Mining Inc.") which amalgamated on June 30, 2000, by way of a Plan of Arrangement, with Glenmore Highlands Inc. ("Glenmore"), a company listed on the Canadian Venture Exchange. Glenmore's major asset at the date of the amalgamation was the ownership of 16,015,696, or approximately 37.7%, of the issued common shares of the Company. The amalgamation has been accounted for by the Company as an acquisition of Glenmore by the Company using the purchase method. As consideration for the purchase of Glenmore, the Company issued 15,980,962 common shares to the shareholders of Glenmore on the basis of the exchange ratio of 0.5734401 common shares of the Company for each share of Glenmore outstanding. Provided below is the purchase price allocation. The fair value of the Mountain Province shares of $1.05 per share is based on a valuation opinion by an independent Canadian investment dealer. The results of operations of Glenmore are included in the financial statements of the Company commencing from June 30, 2000.

3. Business combination (continued):

Net assets acquired at assigned values:		
Current assets	$	33,293
Mineral properties		562,534
Capital assets		113,033
Investment in Klondike Gold Mining Corporation		500,000
Investment in Mountain Province (16,015,696 common shares), owned by Mountain Glen Mining Inc. and eliminated on consolidation		16,816,481
Current liabilities		(720,127)
	$	17,305,214
Consideration paid:		
15,980,962 common shares of Mountain Province	$	16,780,010
Costs of acquisition		525,204
	$	17,305,214

It is anticipated that the Company and Mountain Glen Mining Inc. ("Mountain Glen") will effect a further reorganization in the future in order to cancel the 16,015,696 common shares of the Company held by Mountain Glen. The shares held by Mountain Glen are non-voting while held by Mountain Glen, no dividend is payable on the shares while held by Mountain Glen and they do not participate in any share distributions, and the Company is unable to sell the shares without prior written regulatory approval.

4 Loss per share:

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods, net of shares owned by a subsidiary.